EXHIBIT 12.1
PIONEER NATURAL RESOURCES COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	For the year ended December 31,
	2005		2004	2003	2002	2001
	Historical	Pro Forma (a)
Income from continuing operations before income taxes and cumulative effect of change in accounting principle	$715,459	$367,134	$463,093	$310,429	$20,605	$92,120
Rental expense attributable to interest	3,389	1,865	1,791	558	281	392
Interest expense	127,787	102,990	103,387	91,388	95,815	131,958

Earnings	$846,635	$471,989	$568,271	$402,375	$116,701	$224,470

Rental expense attributable to interest	$3,389	$1,865	$1,791	$558	$281	$392
Interest expense	127,787	102,990	103,387	91,388	95,815	131,958
Capitalized interest	1,089	—	2,016	5,448	12,251	5,991

Fixed charges	$132,265	$104,855	$107,194	$97,394	$108,347	$138,341

Ratio of earnings to fixed charges	6.40	4.50	5.30	4.13	1.08	1.62

(a) The pro forma ratio reflects the following adjustments:
•	the sales of our deepwater Gulf of Mexico assets and Argentina assets;

•	the receipt of $1.975 billion in net proceeds from the sales of our deepwater Gulf of Mexico assets and Argentina assets; and

•	the application of $900 million of the proceeds from the sales of our deepwater Gulf of Mexico assets and Argentina assets to eliminate outstanding indebtedness under our credit facility.